Exhibit 99.1

press release

ArcelorMittal announces the completion of its share buyback program
2 November 2020, 14:45 CET
ArcelorMittal (‘the Company’) today announces it has completed the share buyback program announced on September 28, 2020. By market close on 30 October 2020, ArcelorMittal had repurchased 35,636,253 million shares for a total value of approximately €424,927,793 (equivalent to US$499,999,991) at an approximate average price per share of €11.92. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.
ENDS